Safe Bulkers, Inc.

30-32 Avenue Karamanli

16673 Voula

Athens, Greece

November 18, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Laura Nicholson Tonya K. Aldave

Re: Safe Bulkers, Inc. Registration Statement on Form F-3 (Registration No. 333-214145)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Safe Bulkers, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (Registration No. 333-214145), as amended, so that the Registration Statement may become effective at 4:00 p.m. (Washington, DC time) on November 22, 2016, or as soon as practicable thereafter.

Very truly yours,

SAFE BULKERS, INC.

By:	/s/ Polys Hajioannou
Name: Polys Hajioannou
Title: Chairman and Chief Executive Officer